                                         Commission File No. 2-61271 and 2-72713



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

           Report on Disclosure of Information of ITO-YOKADO CO., LTD.

                              ITO-YOKADO CO., LTD.
                              --------------------
                 (Translation of registrant's name into English)

            1-4, SHIBAKOEN 4-CHOME, MINATO-KU, TOKYO 105-8571, JAPAN
            --------------------------------------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F  x             Form 40-F
                            -----                    -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

                   Yes                      No  x
                      -----                   -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b). 82-
                                                  -----
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[Translation]


                                                                  April 10, 2003

To:  Each of the Parties Concerned

                    Name of the Company:           Ito-Yokado Co., Ltd.
                    Address of Head Office:        1-4, Shiba Koen 4-chome,
                                                   Minato-ku, Tokyo

                    Name of Representative
                    of the Company:                Toshifumi Suzuki
                                                   President and Representative
                                                   Director

                   (Securities Code No. 8264, the First Section of the Tokyo Stock Exchange)
                   Addressee to Contact:           Takeshi Umemoto
                                                   General Manager of Finance
                                                   Dept. of Ito-Yokado Co., Ltd.
                                                   Tel: 03-3459-2131 (direct)


     NOTICE OF ABOLITION OF THE REGISTRATION OF AMERICAN DEPOSITARY RECEIPTS
                OF ITO-YOKADO CO., LTD. ON THE NASDAQ IN THE U.S.

     Ito-Yokado Co., Ltd. (the "Company") hereby announces that at the meeting of the Board of Directors held on April 10, 2003, the Company resolved that an application for the abolition of the registration of American Depositary Receipts (the "ADRs"), which have been registered with the National Market System of the NASDAQ in the U.S., will be made.

                                   PARTICULARS

1.   Reasons for Abolition of the Registration

     The Company registered its shares in the form of American Depositary Receipts (the "ADRs") with the NASDAQ, which are issuable upon conversion of the US$ convertible debentures issued in July 1977, in the U.S. Since then, the Company has maintained the registration and endeavored to carry out an active and timely disclosure of information aimed at further developing and expanding investors in the U.S.

     However, the volume of trading made by U.S investors on the Tokyo Stock Exchange has increased and overwhelmingly exceeded the volume of trading made on the NASDAQ, due to the recent trend of direct flows of foreign capitals into the Japanese market and IT development. Additionally, in the light of reduced future possibilities for financing in the U.S. by the Company, the Company considers that it has almost achieved its initial goals attained through the registration with the NASDAQ. Consequently, the Company resolved at the meeting of the Board of Directors held on April 10, 2003 that it will apply for abolition of the registration of ADRs with the NASDAQ.

2.   Scheduled Date of Application for Abolition of the Registration: April 14,
     2003

3.   Future Prospects

     The Company will hereafter follow the necessary procedure to abolish the registration of ADRs on the NASDAQ, the completion of which is scheduled in the end of May, 2003.

                                                                         - End -
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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                            ITO-YOKADO CO., LTD.
                                            (Registrant)

April 10, 2003

                                            By:  /s/Akira Miyauchi
                                               ---------------------------------
                                                 Akira Miyauchi
                                                 Managing Director